Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

Fairway Private Equity & Venture Capital Opportunities Fund

One South Wacker Drive, Suite 1050

Chicago, Illinois 60606

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Fairway Private Equity & Venture Capital Opportunities Fund (the “Fund”) has received and accepted for purchase your tender of Class I Shares in the Fund.

In accordance with the terms of the tender offer, you will be issued payment in cash or a non-interest bearing, non-transferable debt obligation, which may or may not be certificated, entitling you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered shares (“Shares”) as of March 31, 2025 (or such later date as may be determined by the Fund if the tender offer is extended, the “Valuation Date”) less the 2% “early repurchase fee” (if applicable).

Subject to the terms and conditions of the tender offer, payment in settlement of the debt obligation is generally expected to be made by a single payment equal to 100% of the unaudited net asset value of the Shares tendered and purchased, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 60 days after the Valuation Date.

If you have any questions, please contact the Fund’s administrator at (833) 741-7382.

Sincerely,

Fairway Private Equity & Venture Capital Opportunities Fund